UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

IDEXX LABORATORIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-19271	01-0393723
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation)

One IDEXX Drive, Westbrook, Maine	04092
(Address of principal executive offices)	(ZIP Code)

Jacqueline L. Studer

Corporate Vice President,

General Counsel and Secretary

(207) 556-0300

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

As provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report for the calendar year ended December 31, 2017 is provided as an exhibit to this Form SD and is available on our website at www.idexx.com. References to our website are inactive textual references only, and the information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Information concerning conflict minerals from recycled or scrap sources identified by our suppliers as being contained within our in-scope products is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.

Item 1.02 Exhibit

The Conflict Minerals Report contemplated by Item 1.02 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Section 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the calendar year ended December 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IDEXX LABORATORIES, INC. (registrant)

By:	/s/ Jacqueline L. Studer	Date: May 31, 2018
Jacqueline L. Studer
Corporate Vice President, General Counsel and Secretary